UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD/A

Specialized Disclosure Report

(Amendment No. 1)

Smith & Wesson Holding Corporation

(Exact name of registrant as specified in its charter)

Nevada	001-31552	87-0543688
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

2100 Roosevelt Avenue Springfield, Massachusetts		01104
(Address of principal executive offices)		(Zip Code)

Jeffrey D. Buchanan, CFO  –  (800) 331-0852

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	RULE 13P-1 UNDER THE SECURITIES EXCHANGE ACT (17 CFR 240.13P-1)
For the reporting period from January 1 to December 31, 2013.

EXPLANATORY NOTE

We are filing this Amendment No. 1 on Form SD/A, or Amendment No. 1, to amend our Form SD for the reporting period from January 1 to December 31, 2013, as filed with the Securities and Exchange Commission on June 2, 2014. The sole purpose of this Amendment No. 1 is to correct the date of the reporting period in the Conflict Minerals Report.

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update, or restate the information in any item of the Form SD.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report, Exhibit

A copy of Smith & Wesson Holding Corporation’s Conflict Minerals Report is filed as Exhibit 1.02 hereto and is publicly available at www.smith-wesson.com/conflictmineralsreport2013. The content of our website as referred to in this Form SD is included for general information only and is not incorporated by reference into this Form SD.

Item 1.02	Exhibits

Exhibit 1.02 — Conflict Minerals Report

Section 2 – Exhibits

Item 2.01	Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.02 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SMITH & WESSON HOLDING CORPORATION, a Nevada corporation

Date: June 4, 2014	By:	/s/ P. JAMES DEBNEY
P. James Debney
President and Chief Executive Officer

Date: June 4, 2014	By:	/s/ JEFFREY D. BUCHANAN
Jeffrey D. Buchanan
Chief Financial Officer

2